Nord Resource Corporation
1 West Wetmore Road, Suite 203
Tucson, Arizona 85705

October 3, 2008

FILED BY EDGAR

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Post-Effective Amendment to Registration Statement on Form S-1/A (Registration
No. 333-146813) filed on September 30, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Nord Resources Corporation (the “Registrant”) hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant’s “Post-Effective Amendment” to its Registration Statement on Form S-1/A (Registration No. 333-146813), filed on September 30, 2008 (the “Post-Effective Amendment”).

The Post-Effective Amendment is being withdrawn because the Post-Effective Amendment was filed via EDGAR as a Pre-Effective Amendment under the EDGAR code “S-1/A” rather than a Post-Effective Amendment under the EDGAR code “POS AM.” No securities have been sold pursuant to the Post-Effective Amendment. We are filing a new “Post-Effective Amendment No. 1” under EDGAR code “POS AM” today.

If you have any questions regarding this application for withdrawal, please contact Daniel D. Dex of Lang Michener, LLP at (604) 691-6839.

NORD RESOURCES CORPORATION

By:	“Wayne Morrison”
Name:	Wayne Morrison
Title:	Chief Financial Officer